Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2016

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)
For the periods ended September 30

(in thousands of Canadian dollars) (unaudited)	Notes	Three months		Nine months
		2016	2015	2016	2015
Revenue	4	$224,172	$242,220	$690,791	$698,219
Operating expenses	5	(39,599)	(44,189)	(128,748)	(132,936)
		184,573	198,031	562,043	565,283
Depreciation		(56,193)	(51,585)	(168,671)	(155,630)
Amortization		(6,963)	(6,908)	(20,723)	(21,002)
Other operating losses, net	6	(6)	(9)	(2,553)	(35)
Operating income		121,411	139,529	370,096	388,616
Interest expense	7	(46,289)	(46,317)	(143,354)	(136,519)
Interest and other income		1,988	1,097	4,362	2,794
Gain (loss) on changes in fair value of financial instruments		4,222	(6,174)	(20,075)	(13,986)
(Loss) gain on foreign exchange		(47,063)	(207,373)	161,436	(414,651)
Income (loss) before tax		34,269	(119,238)	372,465	(173,746)
Tax expense	8	(19,483)	(20,160)	(58,584)	(63,710)
Net income (loss)		$14,786	$(139,398)	$313,881	$(237,456)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended September 30

(in thousands of Canadian dollars) (unaudited)	Three months		Nine months
	2016	2015	2016	2015
Net income (loss)	$14,786	$(139,398)	$313,881	$(237,456)
Other comprehensive income (loss)
Items that may be reclassified into income or loss
Foreign currency translation adjustments	6,416	25,305	(12,281)	27,780
Other comprehensive income (loss)	6,416	25,305	(12,281)	27,780
Total comprehensive income (loss)	$21,202	$(114,093)	$301,600	$(209,676)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2015		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss		—	—	—	(237,456)	—	—	—	(237,456)
Other comprehensive income, net of tax of $nil		—	—	—	—	—	27,780	27,780	27,780
Share-based compensation		—	—	—	—	3,877	—	3,877	3,877
Balance as at September 30, 2015		$340,602	$316,272	$656,874	$214,172	$30,773	$23,550	$54,323	$925,369
Balance as at October 1, 2015		$340,602	$316,272	$656,874	$214,172	$30,773	$23,550	$54,323	$925,369
Net loss		—	—	—	(29,483)	—	—	—	(29,483)
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,425		—	—	—	3,800	—	16,960	16,960	20,760
Share-based compensation		—	—	—	—	1,492	—	1,492	1,492
Balance as at December 31, 2015		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		—	—	—	313,881	—	—	—	313,881
Repurchase of stock options	18	—	—	—	(15,913)	(8,745)	—	(8,745)	(24,658)
Issuance of share capital on stock option exercise	12	—	1,861	1,861	(1,269)	(592)	—	(592)	—
Other comprehensive loss, net of tax of $nil		—	—	—	—	—	(12,281)	(12,281)	(12,281)
Share-based compensation		—	—	—	—	4,881	—	4,881	4,881
Balance as at September 30, 2016		$340,602	$318,133	$658,735	$485,178	$27,809	$28,229	$56,038	$1,199,951

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents		$790,326	$690,726
Trade and other receivables		46,838	50,781
Other current financial assets		2,546	1,186
Prepaid expenses and other current assets		13,604	17,100
Total current assets		853,314	759,793
Satellites, property and other equipment	4, 9	1,887,978	1,925,265
Deferred tax assets		9,186	7,791
Other long-term financial assets	4	20,911	40,362
Other long-term assets	4	13,036	13,438
Intangible assets	4, 10	835,331	811,397
Goodwill		2,446,603	2,446,603
Total assets		$6,066,359	$6,004,649
Liabilities
Trade and other payables		$31,148	$44,166
Other current financial liabilities		50,000	36,425
Other current liabilities		87,800	80,637
Current indebtedness	11	1,511,566	87,386
Total current liabilities		1,680,514	248,614
Long-term indebtedness	11	2,302,171	3,975,835
Deferred tax liabilities		442,113	467,971
Other long-term financial liabilities		87,120	94,190
Other long-term liabilities		354,490	299,911
Total liabilities		4,866,408	5,086,521
Shareholders’ Equity
Share capital	12	658,735	656,874
Accumulated earnings		485,178	188,479
Reserves		56,038	72,775
Total shareholders’ equity		1,199,951	918,128
Total liabilities and shareholders’ equity		$6,066,359	$6,004,649

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	Notes	2016	2015
Cash flows from operating activities
Net income (loss)		$313,881	$(237,456)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		168,671	155,630
Amortization		20,723	21,002
Tax expense	8	58,584	63,710
Interest expense	7	143,354	136,519
Interest income		(4,952)	(2,835)
(Gain) loss on foreign exchange		(161,436)	414,651
Loss on changes in fair value of financial instruments		20,075	13,986
Share-based compensation		4,881	3,877
Loss on disposal of assets		2,553	35
Other		(27,935)	(29,099)
Income taxes paid, net of income taxes received	16	(93,158)	(125,693)
Interest paid, net of capitalized interest and interest received	16	(101,166)	(103,516)
Repurchase of stock options	18	(24,658)	—
Operating assets and liabilities	16	96,709	10,160
Net cash from operating activities		416,126	320,971
Cash flows used in investing activities
Satellite programs, including capitalized interest		(166,385)	(64,445)
Purchase of property and other equipment		(4,986)	(7,040)
Purchase of intangible assets		(42,099)	(5)
Net cash used in investing activities		(213,470)	(71,490)
Cash flows used in financing activities
Repayment of indebtedness		(74,643)	(55,182)
Capital lease payments		(22)	—
Satellite performance incentive payments		(7,424)	(4,916)
Settlement of derivatives		(55)	—
Net cash used in financing activities		(82,144)	(60,098)
Effect of changes in exchange rates on cash and cash equivalents		(20,912)	33,431
Increase in cash and cash equivalents		99,600	222,814
Cash and cash equivalents, beginning of period		690,726	497,356
Cash and cash equivalents, end of period	16	$790,326	$720,170

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 15 satellites and the Canadian payload on ViaSat-1 with two other geostationary satellites under construction. In addition, the Company has two prototype Ka-band satellites under construction to support the development of the contemplated global low earth orbit (“LEO”) constellation. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at September 30, 2016, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interests held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors was held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

On November 1, 2016, these unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the Company’s December 31, 2015, consolidated financial statements. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2015. The results of operations for the three and nine months ended September 30, 2016 and 2015, are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interests in joint operations.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities in the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. This standard is effective for annual periods beginning on or after January 1, 2019. Earlier application of the standard is permitted if it is applied in conjunction with IFRS 15. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Statement of cash flows

In January 2016, an amendment was issued by the IASB to IAS 7, Statement of Cash Flows. This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities, including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

4. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail, and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Broadcast	$119,421	$122,884	$363,693	$365,174
Enterprise	99,140	113,762	310,242	315,048
Consulting and other	5,611	5,574	16,856	17,997
Revenue	$224,172	$242,220	$690,791	$698,219

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

4. SEGMENT INFORMATION  – (continued)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Canada	$104,915	$108,096	$321,567	$319,251
United States	78,461	81,919	237,985	237,229
Latin America & Caribbean	20,451	21,444	61,552	64,965
Europe, Middle East & Africa	13,154	24,025	41,025	57,654
Asia & Australia	7,191	6,736	28,662	19,120
Revenue	$224,172	$242,220	$690,791	$698,219

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current period:

As at	September 30, 2016	December 31, 2015
Canada	$1,181,523	$1,310,943
Europe, Middle East & Africa	557,756	448,699
United States	145,288	162,269
All others	3,411	3,354
Satellites, property and other equipment	$1,887,978	$1,925,265

As at	September 30, 2016	December 31, 2015
Canada	$747,908	$755,380
United States	41,618	44,315
Latin America & Caribbean	35,473	674
All others	10,332	11,028
Intangible assets	$835,331	$811,397

Other long-term financial assets and other long-term assets by geographic region were allocated as follows:

As at	September 30, 2016	December 31, 2015
Canada	$11,140	$33,005
Europe, Middle East & Africa	8,004	5,536
All others	1,767	1,821
Other long-term financial assets	$20,911	$40,362

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

4. SEGMENT INFORMATION  – (continued)

As at	September 30, 2016	December 31, 2015
Canada	$12,658	$12,775
All others	378	663
Other long-term assets	$13,036	$13,438

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2016 and 2015, there were three significant customers each representing more than 10% of consolidated revenue.

5. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Compensation and employee benefits(a)	$16,773	$15,086	$53,119	$49,996
Other operating expenses(b)	9,521	10,186	29,463	30,396
Cost of sales(c)	13,305	18,917	46,166	52,544
Operating expenses	$39,599	$44,189	$128,748	$132,936
(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

6. OTHER OPERATING LOSSES, NET

Other operating losses, net were related to the loss on disposal of assets for the three and nine months ended September 30, 2016 and 2015.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Interest on indebtedness	$45,835	$46,352	$139,157	$135,604
Interest on derivative instruments	459	851	2,303	2,731
Interest on satellite performance incentive payments	1,360	1,087	4,194	3,216
Interest on employee benefit plans	399	495	1,197	1,480
Capitalized interest	(1,764)	(2,468)	(3,497)	(6,512)
Interest expense	$46,289	$46,317	$143,354	$136,519

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

8. TAX EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Current tax expense	$36,188	$30,599	$84,106	$80,918
Deferred tax recovery	(16,705)	(10,439)	(25,522)	(17,208)
Tax expense	$19,483	$20,160	$58,584	$63,710

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Income (loss) before tax	$34,269	$(119,238)	$372,465	$(173,746)
Multiplied by the statutory income tax rates	26.61%	26.59%	26.61%	26.59%
	9,119	(31,705)	99,113	(46,199)
Income tax recorded at rates different from the Canadian tax rate	(1,962)	(1,097)	(8,705)	(979)
Permanent differences	16,658	28,331	(1,150)	58,123
Effect on deferred tax balances due to changes in income tax rates	—	—	—	2,936
Effect of temporary differences not recognized as deferred tax assets	199	27,339	(30,557)	52,969
Previously unrecognized tax losses and credits	—	(2,789)	—	(2,789)
Other	(4,531)	81	(117)	(351)
Tax expense	$19,483	$20,160	$58,584	$63,710
Effective income tax rate	56.85%	(16.91)%	15.73%	(36.67)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2016, the Company had satellite, property and other equipment additions of $158.0 million (September 30, 2015 — $56.7 million) with substantially all of the asset additions related to the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites which are currently under construction (September 30, 2015 — Telstar 12 VANTAGE satellite).

10. INTANGIBLE ASSETS

For the nine months ended September 30, 2016, the Company had additions to intangible assets of $42.4 million (September 30, 2015 — $10.3 million) with substantially all of the additions relating to concession rights for the use of frequency spectrum in Brazil and the LEO constellation currently under development (September 30, 2015 — substantially all relating to a customer contract).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

11. INDEBTEDNESS

As at	September 30, 2016	December 31, 2015
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	318,750	375,000
Term Loan B – U.S. Facility (September 30, 2016 – USD $1,684,649, December 31, 2015 – USD $1,697,742)	2,211,438	2,349,505
Term Loan B – Canadian Facility	135,100	136,150
6.0% Senior Notes (USD $900,000)	1,181,430	1,245,510
	3,846,718	4,106,165
Less: deferred financing costs, interest rate floors, prepayment option and premiums	(32,981)	(42,944)
	3,813,737	4,063,221
Less: current indebtedness	(1,511,566)	(87,386)
Long-term indebtedness	$2,302,171	$3,975,835

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at September 30, 2016		As at December 31, 2015
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,384,823	240,128	38,255,423	238,267
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$658,735		$656,874

In March 2016, a former employee exercised 178,642 stock options, on a net settlement basis, in exchange for 129,400 Non-Voting Participating Preferred Shares with a stated value of $1.9 million.

13. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, Telesat Canada and certain of Telesat’s existing subsidiaries (the “Guarantors”) are required to comply with a senior secured leverage ratio covenant. The covenant is based on the ratio of Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes. As at September 30, 2016, the Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.45:1.00, which was less than the maximum test ratio of 5.25:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2016.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2016, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totalled $860.6 million (December 31, 2015 — $783.1 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2016, North American and International customers made up 45% and 55% of the outstanding trade receivable balance, respectively (December 31, 2015 — 47% and 53%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2016, was $3.7 million (December 31, 2015 — $3.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at September 30, 2016, $3,392.9 million of the $3,846.7 million total indebtedness (December 31, 2015 — $3,595.0 million of the $4,106.2 million) was the Canadian dollar equivalent of the U.S. dollar denominated indebtedness (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

On July 6, 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. One forward foreign exchange contract which required the Company to pay $2.5 million Canadian dollars to receive 1.5 million British Pounds Sterling matured in September 2016. The remaining contracts mature between October 2016 and February 2017. As at September 30, 2016, the fair value of the three remaining foreign forward exchange contracts was insignificant.

As at September 30, 2016, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $151.7 million and increased (decreased) other comprehensive income by $1.9 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has historically entered into interest rate swaps to hedge a portion of the interest rate risk associated with the variable interest rates on the indebtedness. As at September 30, 2016, the Company had no outstanding interest rate swaps. The Company had an interest rate swap to fix interest on $250 million of Canadian dollar denominated debt which matured on June 30, 2016, and another to fix interest on $300 million of U.S. dollar denominated debt which matured on September 30, 2016. As at December 31, 2015, the fair value of the outstanding derivative contract was a liability of $2.3 million.

If the interest rates on the unhedged variable rate indebtedness changed by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net income of $1.4 million and $4.1 million for the three and nine months ended September 30, 2016, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at September 30, 2016 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2016	2017	2018	2019	2020	Thereafter
Trade and other payables	$31,148	$31,148	$31,148	$—	$—	$—	$—	$—
Customer and other deposits	3,069	3,069	2,525	82	214	18	—	230
Satellite performance incentive payments	77,824	104,228	4,017	13,352	13,862	13,287	11,067	48,643
Other financial liabilities	16,491	16,649	1,638	13,639	551	469	352	—
Indebtedness	3,873,497	4,130,186	85,219	1,626,773	107,221	2,310,973	—	—
	$4,002,029	$4,285,280	$124,547	$1,653,846	$121,848	$2,324,747	$11,419	$48,873

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$2,264	$27,141
Other financial liabilities	$360	$517
Indebtedness	$26,779	$283,468

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$790,326	$—	$—	$790,326	$790,326	Level 1
Trade and other receivables	46,838	—	—	46,838	46,838	(3)
Other current financial assets(1)	2,503	43	—	2,546	2,546	Level 1, Level 2
Other long-term financial assets	20,911	—	—	20,911	20,911	Level 1
Trade and other payables	—	—	(31,148)	(31,148)	(31,148)	(3)
Other current financial liabilities	—	(3,491)	(46,509)	(50,000)	(52,524)	Level 2
Other long-term financial liabilities	—	(7,517)	(79,603)	(87,120)	(91,733)	Level 2
Indebtedness(2)	—	—	(3,846,718)	(3,846,718)	(3,844,287)	Level 2
	$860,578	$(10,965)	$(4,003,978)	$(3,154,365)	$(3,159,071)

As at December 31, 2015	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$690,726	$—	$—	$690,726	$690,726	Level 1
Trade and other receivables	50,781	—	—	50,781	50,781	(3)
Other current financial assets	1,186	—	—	1,186	1,186	Level 1
Other long-term financial assets(1)	20,127	20,235	—	40,362	40,362	Level 1, Level 2
Trade and other payables	—	—	(44,166)	(44,166)	(44,166)	(3)
Other current financial liabilities	—	(6,510)	(29,915)	(36,425)	(40,718)	Level 2
Other long-term financial liabilities	—	(4,903)	(89,287)	(94,190)	(99,562)	Level 2
Indebtedness(2)	—	—	(4,106,165)	(4,106,165)	(4,069,522)	Level 2
	$762,820	$8,822	$(4,269,533)	$(3,497,891)	$(3,470,913)
(1)	Other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Indebtedness excluded deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2016, cash and cash equivalents included $289.4 million (December 31, 2015 — $214.0 million) of short-term investments.

The fair value of the satellites performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2016 and December 31, 2015, the discount rate used was 4.6%.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at	September 30, 2016	December 31, 2015
Term Loan A	99.50%	99.00%
Term Loan B – Canadian Facility	99.38%	98.63%
Term Loan B – U.S. Facility	100.00%	98.25%
6.0% Senior Notes	100.00%	100.81%

Fair value of derivative financial instruments

Derivatives, with the exception of the forward foreign exchange contracts, were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model and discounted based on discount curves.

The discount rates used to discount U.S. dollar cash flows as at September 30, 2016 ranged from 0.53% to 1.07% (December 31, 2015 — 0.43% to 1.46%). The discount rates used to discount Canadian dollar cash flows as at September 30, 2016 ranged from 0.88% to 0.90% (December 31, 2015 — 0.79% to 0.97%).

The fair value of the forward foreign exchange contracts was calculated using the forward foreign exchange rates against British Pound Sterling for the same transactions at the valuation date. The forward foreign exchange rates as at September 30, 2016 ranged from 1.7000 to 1.7028.

The fair value of the derivative assets and liabilities was calculated based on level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at September 30, 2016	Other current financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floors	$—	$(3,491)	$(7,517)	$(11,008)
Forward foreign exchange contracts	39	—	—	39
Prepayment option	4	—	—	4
	$43	$(3,491)	$(7,517)	$(10,965)

As at December 31, 2015	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(2,335)	$—	$(2,335)
Interest rate floors	—	(4,175)	(4,903)	(9,078)
Prepayment option	20,235	—	—	20,235
	$20,235	$(6,510)	$(4,903)	$8,822

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value as at December 31, 2015 and January 1, 2016	$8,822
Realized gain on derivative
Forward foreign exchange contract	(55)
Unrealized (losses) gains on derivatives
Interest rate floors	(3,223)
Prepayment option	(19,128)
Interest rate swaps	2,237
Forward foreign exchange contracts	94
Impact of foreign exchange	288
Fair value as at September 30, 2016	$(10,965)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

	2016		2015
Three months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$1,559	$55	$1,575	$124
Interest expense	$218	$181	$234	$261

	2016		2015
Nine months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$4,676	$166	$4,727	$371
Interest expense	$656	$541	$700	$780

No amounts were recorded on the condensed consolidated statements of comprehensive income (loss) in other comprehensive income (loss) for the three or nine months ended September 30, 2016 or 2015.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	September 30, 2016	December 31, 2015
Pension benefits	$18,261	$19,901
Other post-employment benefits	22,812	22,861
	$41,073	$42,762

16. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2016	2015
Cash	$500,910	$459,904
Short-term investments(1)	289,416	260,266
Cash and cash equivalents	$790,326	$720,170
(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2016	2015
Income taxes paid	$(93,667)	$(129,295)
Income taxes received	509	3,602
	$(93,158)	$(125,693)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

16. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Nine months ended September 30,	2016	2015
Interest paid	$(109,600)	$(113,294)
Interest received	4,937	3,266
Capitalized interest	3,497	6,512
	$(101,166)	$(103,516)

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2016	2015
Trade and other receivables	$1,179	$9,403
Financial assets	(2,338)	121
Other assets	1,432	(13,353)
Trade and other payables	(63)	(5,468)
Financial liabilities	554	9,475
Other liabilities	95,945	9,982
	$96,709	$10,160

Non-cash investing activities for the nine months ended September 30, 2016, were $15,313 (September 30, 2015 — $11,539).

17. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2016:

	2016	2017	2018	2019	2020	Thereafter	Total
Operating property leases	$1,695	$6,532	$6,208	$2,636	$1,107	$2,033	$20,211
Capital commitments	39,217	163,193	23,671	—	—	—	226,081
Other operating commitments	5,300	11,928	8,500	6,274	5,679	4,683	42,364
	$46,212	$181,653	$38,379	$8,910	$6,786	$6,716	$288,656

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments include commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, and have various terms which expire from 2016 to 2043.

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at September 30, 2016, were included in capital commitments.

The Company has agreements with various customers with prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2016, customer prepayments of $392.7 million (December 31, 2015 — $323.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

The Company is subject to audits by taxing authorities in the various jurisdictions in which it operates. In 2015, the Company was re-assessed by Canadian taxing authorities for income taxes and interest expense of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year. The Company objected to these re-assessments and, in June 2016, the objection was denied by the taxing authorities. The Company is continuing to challenge these assessments and has filed an appeal with the Tax Court of Canada. In addition, the Company is currently involved in a number of disputes with Brazilian tax authorities and in 2016 additional interest has accrued on these assessments resulting in a total assessment of $40.4 million at September 30, 2016. The Company believes the likelihood of an unfavorable outcome in these disputes is remote, and as such, no reserve has been established.

Other than the legal proceedings disclosed above, and in Note 31 of the Company’s December 31, 2015 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

18. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Key management personnel — stock options

During 2013 through 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plans. An expense of $1.4 million and $4.4 million was recorded in the three and nine months ended September 30, 2016, respectively, in connection with these stock option grants (September 30, 2015 — $nil and $3.4 million, respectively).

In March 2016, a total of 1,253,477 vested stock options were repurchased at fair value from key management personnel and other employees or former employees for a total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. There were no transactions or balances with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2016	2015	2016	2015
Revenue	$32	$33	$—	$—
Operating expenses	$—	$—	$1,627	$1,911

	Sale of goods and services		Purchase of goods and services
Nine months ended September 30,	2016	2015	2016	2015
Revenue	$99	$95	$—	$—
Operating expenses	$—	$—	$4,961	$5,593

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Current receivables/payables	$—	$119	$136	$529

The amounts outstanding are unsecured and will be settled in cash.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2016, were $1.8 million and $6.4 million, respectively (September 30, 2015 — $2.5 million and $6.5 million, respectively).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2016, the Bloomberg exchange rate was USD $1 = CAD $1.3127. The average exchange rate for the three months ended September 30, 2016, was USD $1 = CAD $1.3020.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to November 1, 2016, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on February 25, 2016 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

We provide satellite services to customers from our fleet of 15 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite, have two other geostationary satellites under construction, and also have an additional two prototype Ka-band satellites under construction which will be deployed in low earth orbit (“LEO”). We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing technical consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost-plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can seek to increase revenue with relatively smaller increases in operating expenses.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated debt, and the gains or losses on financial instruments resulting from variations in the fair value of our interest rate swaps, the forward foreign exchange contracts, the prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities, remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable orbital locations, long standing relationships with our key customers, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. Leveraging our strengths, we believe we can profitably grow our business over time by increasing the utilization of our in-orbit satellites, including our newly launched Telstar 12 VANTAGE and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, we have two prototype Ka-band satellites under construction to support the development of our contemplated global LEO constellation.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while we regularly pursue these opportunities, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

For the remainder of 2016, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, and identifying and pursuing opportunities to expand our satellite fleet, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended September 30, 2016, was $15 million compared to a net loss of $139 million for the same period in the prior year. The $154 million variation was principally due to a stronger Canadian dollar and a favorable change in the fair value of our financial instruments, partially offset by a decrease in revenue.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements and this MD&A:

	Q1 2016	Q2 2016	Q3 2016	Q3 YTD 2016	As at September 30, 2016
USD to CAD spot rate	—	—	—	—	1.3127
USD to CAD average rates	1.3785	1.2884	1.3020	1.3230	—

	Q1 2015	Q2 2015	Q3 2015	Q3 YTD 2015	As at December 31, 2015
USD to CAD spot rate	—	—	—	—	1.3839
USD to CAD average rates	1.2289	1.2406	1.2908	1.2534	—

Revenue

	Three months ended September 30,		% Increase (decrease)	Nine months ended September 30,		% Increase (decrease)
(in millions of Canadian dollars except percentages)	2016	2015		2016	2015
Broadcast	$120	$123	(3)%	$364	$365	—%
Enterprise	99	114	(13)%	310	315	(2)%
Consulting and other	5	5	—%	17	18	(6)%
Revenue	$224	$242	(7)%	$691	$698	(1)%

Revenue for the three months ended September 30, 2016, decreased by $18 million to $224 million compared to $242 million earned over the same period in the prior year. Revenue for the nine months ended September 30, 2016, was $691 million, which represented a $7 million decrease compared to $698 million of revenue earned during the same period in the prior year.

Revenue from Broadcast services decreased by $3 million and $1 million for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2016, was primarily due to a reduction in services for one customer, combined with a reduction in revenue from Canadian spectrum license fees which also resulted in a corresponding reduction in operating expenses. The decrease for the nine months ended September 30, 2016 was primarily due to a reduction in services for one customer combined with a reduction in revenue from Canadian spectrum license fees, partially offset by a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, when compared to the same period in 2015.

Revenue from Enterprise services decreased by $15 million and $5 million for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2016, was primarily due to short-term services provided to another satellite operator in the third quarter of 2015 that did not recur in the third quarter of 2016, lower revenue from customers in the energy and resource sector and lower equipment sales. The decrease for the nine months ended September 30, 2016, was primarily due to lower revenue from customers in the energy and resource sector, partially offset by a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue and higher revenue from services provided to the Canadian government, when compared to the same period in 2015.

Consulting and other revenue was unchanged for the three months ended September 30, 2016, and decreased by $1 million for the nine months ended September 30, 2016, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2016, was due to a lower level of consulting activities.

Expenses

	Three months ended September 30,		% Increase (decrease)	Nine months ended September 30,		% Increase (decrease)
(in millions of Canadian dollars except percentages)	2016	2015		2016	2015
Depreciation	$56	$52	8%	$169	$156	8%
Amortization	7	7	—%	21	21	—%
Other operating losses, net	—	—	—%	3	—	100%
Operating expenses	40	44	(9)%	129	133	(3)%
Expenses	$103	$103	—%	$322	$310	4%

Depreciation

Depreciation of satellites, property and other equipment increased by $4 million and $13 million for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year. The increases in both periods were primarily a result of the start of depreciation for our Telstar 12 VANTAGE satellite which entered into service in December 2015, partially offset by the end of the useful lives, for accounting purposes, of our Nimiq 2 and Anik F1 satellites in February 2015 and February 2016, respectively.

Amortization

Amortization of intangible assets remained constant for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year.

Other operating losses, net

Other operating losses, net, related to the disposal of equipment in the nine months ended September 30, 2016. There were no other operating gains or losses in the three months ended September 30, 2016.

Operating Expenses

	Three months ended September 30,		% Increase (decrease)	Nine months ended September 30,		% Increase (decrease)
(in millions of Canadian dollars except percentages)	2016	2015		2016	2015
Compensation and employee benefits	$17	$15	13%	$53	$50	6%
Other operating expenses	10	10	—%	30	30	—%
Cost of sales	13	19	(32)%	46	53	(13)%
Operating expenses	$40	$44	(9)%	$129	$133	(3)%

Operating expenses decreased by $4 million for the three and nine months ended September 30, 2016, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased $2 million and $3 million for the three and nine months ended September 30, 2016, respectively, in comparison with the same periods in the prior year. The increase for the three months ended September 30, 2016, was primarily due to higher share-based compensation. The increase in the nine months ended September 30, 2016 was primarily due to employer costs related to the repurchase of stock options in the first quarter of 2016, higher share-based compensation, and higher other variable compensation expenses, when compared to the same period in the prior year.

Other operating expenses remained constant for the three and nine months ended September 30, 2016, compared to the same periods in 2015.

Cost of sales decreased by $6 million and $7 million for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2016, was primarily due to lower third-party satellite capacity expenses, lower Canadian spectrum license fees and lower equipment sales, when compared to the same period in 2015. The decrease for the nine months ended September 30, 2016, was primarily due to lower third-party satellite capacity expenses, and lower Canadian spectrum license fees, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar expenses.

Interest Expense

	Three months ended September 30,		% Increase (decrease)	Nine months ended September 30,		% Increase (decrease)
(in millions of Canadian dollars except percentages)	2016	2015		2016	2015
Debt service costs	$46	$47	(2)%	$141	$138	2%
Interest on satellite performance incentive payments	1	1	—%	4	3	33%
Interest on employee benefit plans	—	—	—%	1	2	(50)%
Capitalized interest	(1)	(2)	(50)%	(3)	(6)	(50)%
Interest expense	$46	$46	—%	$143	$137	4%

Interest expense, net of capitalized interest, included interest related to our debt service cost, which included the interest related to our debt and derivative instruments, as well as interest on satellite performance incentive payments and employee benefit plans.

Debt service costs decreased by $1 million for the three months ended September 30, 2016, and increased by $3 million for the nine months ended September 30, 2016, when compared to the same periods in the prior year. The decrease in the debt service costs for the three months ended September 30, 2016, was primarily due to lower principal balances, when compared to the same period in 2015. The increase in debt service costs for the nine months ended September 30, 2016 was primarily due to an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar relative to the Canadian dollar, partially offset by lower principal balances, when compared to the same period in 2015.

Interest on satellite performance incentive payments remained constant for the three months ended September 30, 2016, and increased by $1 million for the nine months ended September 30, 2016, when compared to the same periods in 2015. The increase for the nine months ended September 30, 2016 primarily related to the interest on the satellite performance incentive payments on our Telstar 12 VANTAGE satellite.

Interest on employee benefit plans remained constant for the three months ended September 30, 2016 and decreased by $1 million for the nine months ended September 30, 2016, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2016 was due to a decrease in the liabilities related to the employee benefit plans.

Capitalized interest decreased by $1 million and $3 million for the three and nine months ended September 30, 2016, respectively, when compared to the same periods in the prior year. These decreases were due to a lower amount of accumulated capital expenditures related to satellites and other assets under construction in 2016 as our Telstar 12 VANTAGE satellite entered into service in December 2015.

Interest and Other Income

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Interest and other income	$2	$1	$4	$3

Interest and other income were mainly related to interest income on cash and cash equivalents and increased by $1 million when compared to the same periods in 2015.

Foreign Exchange and Derivatives

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Gain (loss) on changes in fair value of financial instruments	$4	$(6)	$(20)	$(14)
(Loss) gain on foreign exchange	$(47)	$(207)	$161	$(415)

The $4 million gain on changes in fair value of financial instruments in the three months ended September 30, 2016, represented a favorable change of $10 million compared to the same period in the prior year. The $20 million loss on changes in fair value of financial instruments in the nine months ended September 30, 2016, represented an unfavorable change of $6 million compared to the same period in the prior year. The gains and losses on changes in fair value of financial instruments reflect changes in the fair values of our interest rate swaps, interest rate floors, forward foreign exchange contracts, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange loss for the three months ended September 30, 2016, was $47 million, compared to a foreign exchange loss of $207 million for the same period in 2015, resulting in a positive change of $160 million. The mainly non-cash foreign exchange loss for the three months ended September 30, 2016, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2016 ($1.3127), compared to the spot rate as at June 30, 2016 ($1.2924).

The mainly non-cash foreign exchange loss for the three months ended September 30, 2015, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2015 ($1.3313), compared to the spot rate as at June 30, 2015 ($1.2494), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange gain for the nine months ended September 30, 2016, was $161 million, compared to a foreign exchange loss of $415 million for the same period in 2015, resulting in a positive change of $576 million. The mainly non-cash gain for the nine months ended September 30, 2016, was primarily due to a weaker U.S. dollar to Canadian dollar spot rate as at September 30, 2016 ($1.3127), compared to the spot rate at December 31, 2015 ($1.3839),

The mainly non-cash foreign exchange loss for the nine months ended September 30, 2015, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2015 ($1.3313), compared to the spot rate as at December 31, 2014 ($1.1621), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Current tax expense	$36	$31	$84	$81
Deferred tax recovery	(17)	(11)	(25)	(17)
Tax expense	$19	$20	$59	$64

The tax expense for the three and nine months ended September 30, 2016, decreased by $1 million and $5 million, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2016 was primarily due to lower operating income in 2016, partially offset by the recognition of losses in 2015 that did not recur in 2016. The decrease for the nine months ended September 30, 2016 was primarily due to lower operating income and higher interest expense in 2016, when compared to the same periods in 2015.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2016, our contracted backlog was approximately $4.4 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at September 30, 2016, to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2016	2017	2018	2019	2020	Thereafter
Backlog	$205	$701	$607	$549	$506	$1,835

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2016, we had $790 million of cash and cash equivalents, as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2016, was $416 million, a $95 million increase compared to the same period in the prior year. This increase was primarily due to customer prepayments and lower income taxes, partially offset by cash used for the repurchase of stock options.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2016 was $213 million. This consisted of $166 million of payments for satellite programs, $42 million of payments for intangible assets, as well as $5 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2016 was $82 million. This was mostly related to mandatory principal repayments made on our Senior Secured Credit Facilities.

Liquidity

Our Revolving Credit Facility (“Revolving Facility”) and Term Loan A Facility (“TLA Facility”) mature on March 28, 2017. In addition, our Senior Notes mature on May 15, 2017. We expect to refinance our Revolving Facility and Senior Notes, and refinance or repay our TLA Facility before the end of 2016, although our ability to do so or to do so upon favorable terms is not guaranteed.

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and historically high contract renewal rates. In this regard, and assuming we refinance our Revolving Facility and Senior Notes, and refinance or repay our TLA Facility, before their maturities, we believe cash and cash equivalents as at September 30, 2016, cash flows from operating activities (including customer prepayments), and available lines of credit under our Revolving Facility will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital expenditures and the required interest and principal payments on our debt.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our other subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Facility is a $140 million loan facility available in either Canadian or the U.S. dollar equivalent, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate loans, and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As at September 30, 2016, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our TLA Facility is a $500 million loan maturing on March 28, 2017. As at September 30, 2016, $319 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

Our Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $140 million loan maturing on March 28, 2019. As at September 30, 2016, $135 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,746 million loan maturing on March 28, 2019. As at September 30, 2016, USD $1,685 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

Senior Notes

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in the Senior Notes indenture.

As at September 30, 2016, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our existing Senior Secured Credit Facilities and Senior Notes. Our estimate excludes the impacts on interest expense of interest on derivatives or the interest related to the debt issue costs on our existing Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2016, excluding the impact of the potential refinancing, is expected to be approximately $173 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at September 30, 2016, we have no outstanding interest rate swaps. We had an interest rate swap to fix interest on $250 million of Canadian dollar denominated debt which matured on June 30, 2016 and another to fix interest on $300 million of U.S. dollar denominated debt which matured on September 30, 2016.

On July 6, 2016, we entered into four forward foreign exchange contracts which require us to pay $7 million Canadian dollars to receive 4 million British Pounds Sterling. One of the forward foreign exchange contracts matured in September 2016. The remaining contracts mature between October 2016 and February 2017. The fair value of the forward foreign exchange contracts was insignificant as at September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities. As at September 30, 2016, the fair value of the embedded derivatives related to the interest rate floors was a liability of $11 million while the fair value of the embedded derivative related to our prepayment option was insignificant. The changes in the fair value of these embedded derivatives are recorded on our condensed consolidated statement of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

All derivative instruments are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. The fair values also include an adjustment related to the counterparty credit risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $226 million as at September 30, 2016. These expenditures may be funded from some or all of the following: cash and cash equivalents, cash flows from operating activities, cash flows from customer prepayments or funds available under our Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, derivative assets and other financial assets. Cash and cash equivalents are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and cash equivalents. In addition, a portion of both of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2016	Nine months ended September 30, 2016
Revenue	50%	51%
Operating expenses	40%	40%
Interest expense on our indebtedness	88%	88%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. On July 6, 2016, we entered into four forward foreign exchange contracts which require us to pay $7 million Canadian dollars to receive 4 million British Pounds Sterling. One of the forward foreign exchange contracts matured in September 2016. The remaining contracts mature between October 2016 and February 2017.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and cash equivalents as at September 30, 2016 by $170 million and $20 million, respectively.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses as summarized in the table below:

(in millions of Canadian dollars)	Three months ended September 30, 2016	Nine months ended September 30, 2016
Revenue	$6	$17
Operating expenses	$1	$3
Interest expense on our indebtedness	$2	$6

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period, which are net of our scheduled debt repayments and based on the foreign exchange rate as at September 30, 2016.

(CAD millions, beginning of period)	Q4 2016	2017	2018	2019	Thereafter
U.S. TLB Facility	$2,211.5	$2,205.7	$2,182.8	$2,159.9	$—
Senior Notes	1,181.4	1,181.4	—	—	—
U.S. dollar denominated debt balances	$3,392.9	$3,387.1	$2,182.8	$2,159.9	$—

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2016, we have no outstanding interest rate swaps. We had an interest rate swap to fix interest on $250 million of Canadian dollar denominated debt which matured on June 30, 2016, and another to fix interest on $300 million of U.S. dollar denominated debt which matured on September 30, 2016.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of interest rate floors, the result would be a (decrease) increase of $1.4 million and $4.1 million to our net income for the three months and nine months ended September 30, 2016, respectively.

Through our debt we are exposed to interest rate fluctuations. The following table contains our existing debt that is exposed to interest rate fluctuations. The balances in the table below are presented based on the balances at the beginning of each respective period, and are net of our scheduled debt repayments and based on the foreign exchange rates as at September 30, 2016.

(CAD millions, beginning of period)	Q4 2016	2017	2018	2019	Thereafter
Debt exposed to variable interest rate
CAD denominated (CDOR with 1.00% floor + spread)	$135.1	$134.8	$133.4	$132.0	$—
CAD denominated (CDOR + spread)	318.8	300.0	—	—	—
USD denominated (Libor with 0.75% floor + spread)	2,211.4	2,205.7	2,182.8	2,159.9	—
Debt exposed to variable interest rate	$2,665.3	$2,640.5	$2,316.2	$2,291.9	$—

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and the consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve months ended September 30, 2016
Net income	$284.4
Impact of unrestricted subsidiary	(1.5)
Consolidated earnings for covenant purposes	282.9
Plus:
Income taxes (Note 1)	83.6
Interest expense (Note 1)	182.1
Depreciation and amortization expense (Note 1)	248.5
Non-cash share-based compensation	6.4
Other	13.8
Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations	0.1
Non-cash gains resulting from changes in foreign exchange rates (Note 1)	(45.6)
Consolidated EBITDA for Covenant Purposes	$771.8
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. Non-cash gains and losses on foreign exchange exclude realized amounts for covenant purposes. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in millions of dollars)	As at September 30, 2016
USD denominated debt
U.S. TLB Facility (USD)	$1,684.6
Senior Notes (USD)	900.0
2,584.6
Foreign exchange adjustment	808.2
Subtotal (CAD)	3,392.8
Deferred financing costs, interest rate floors, prepayment option and premiums	(33.0)
CAD denominated debt
TLA Facility	318.8
Canadian TLB Facility	135.1
Indebtedness	$3,813.7

(in millions of Canadian dollars)
Indebtedness	$3,813.7
less: Unsecured debt (Senior Notes)	(1,181.4)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	33.0
Consolidated Total Secured Debt for Covenant Purposes	$2,665.3

As at September 30, 2016, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.45:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact the following areas: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING STANDARDS

We have prepared our consolidated financial statements in accordance with IFRS. Refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2015, for a complete description of our significant accounting policies.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to us are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.

IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities in the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15. We can elect to use either a retrospective approach with full restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. This standard is effective for annual periods beginning on or after January 1, 2019. Earlier adoption of this standard is permitted if it is applied in conjunction with IFRS 15. We are currently evaluating the impact of IFRS 16 on our consolidated financial statements.

Statement of cash flows

In January 2016, an amendment was issued by the IASB to IAS 7, Statement of Cash Flows. This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities, including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. We are currently evaluating the impact of this amendment on our consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB to IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications to share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently evaluating the impact of these amendments on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled “Risk Factors” of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. In September 2016, the primary gyro utilized to maintain operational pointing on our Telstar 14R satellite exhibited degraded performance. The backup unit was switched into service. A ground based system is currently being built which will provide the capability to operate without the on board gyro. This system, which is expected to be ready in six months, will reduce the operations on the backup gyro and provide redundancy. If the backup gyro were to fail prior to implementation of the ground based system our ability to maintain service could be impacted.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

Effective August 3, 2016, Mr. Richard Fadden has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Managers of Telesat LLC.

Effective August 8, 2016, Mr. Guthrie Stewart replaced Mr. Antoine Bisson-McLernon (who resigned effective July 29) on the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Managers of Telesat LLC.

Item 6. Exhibits

None.